UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALX Oncology Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00166B105

(CUSIP Number)

Travis Boettner

Lightstone Ventures

500 Boylston St. Suite 1380

Boston, MA 02116

(617) 933-3770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00166B105
1.	Names of Reporting Persons Lightstone Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,366,530 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,366,530 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,366,530 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Lightstone Ventures, L.P. (“LV LP”), Lightstone Ventures (A), L.P. (“LV(A) LP”), LSV Associates, LLC (“LSV Associates”), Lightstone Ventures II, LP (“LV II LP”), Lightstone Ventures II (A), LP (“LV II(A) LP”) and LSV Associates II, LLC (“LSV Associates II,” together with LV LP, LV(A) LP, LSV Associates, LV II LP and LV II(A) LP, the “LV Entities”), Michael A. Carusi, Jean M. George and Henry A. Plain, Jr. Together with the LV Entities, Messrs. Carusi, and Plain, and Ms. George are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by LV LP. LSV Associates serves as the general partner of LV LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV LP, and may be deemed to own beneficially the shares held by LV LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Lightstone Ventures (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 186,315 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 186,315 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,315 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by LV(A) LP. LSV Associates serves as the general partner of LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by LV(A) LP, and may be deemed to own beneficially the shares held by LV(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons LSV Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,552,845 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,552,845 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,552,845 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of: (i) 1,366,530 shares held by LV LP; and (ii) 186,315 shares held by LV(A) LP. LSV Associates serves as the general partner of each of LV LP and LV(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates, share voting and dispositive power with respect to the shares held of record by each of LV LP and LV(A) LP, and may be deemed to own beneficially the shares held by LV LP and LV(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Lightstone Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,318,409 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,318,409 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,318,409 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by LV II LP. LSV Associates II serves as the general partner of LV II LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II LP, and may be deemed to own beneficially the shares held by LV II LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Lightstone Ventures II (A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,326 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 78,326 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 78,326 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by LV II(A) LP. LSV Associates II serves as the general partner of LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by LV II(A) LP, and may be deemed to own beneficially the shares held by LV II(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons LSV Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,396,735 shares of Common Stock (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,396,735 shares of Common Stock (2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,735 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of: (i) 1,318,409 shares held by LV II LP; and (ii) 78,326 shares held by LV II(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV II LP and LV II(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Michael A. Carusi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,949,580 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,949,580 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,580 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of: (i) 1,366,530 shares held by LV LP; (ii) 186,315 shares held by LV(A) LP; (iii) 1,318,409 shares held by LV II LP; and (iv) 78,326 shares held by LV II(A) LP. LSV Associates serves as the general partner of each of LV LP and LV(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of each of LSV Associates and LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Jean M. George
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,949,580 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,949,580 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,580 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of: (i) 1,366,530 shares held by LV LP; (ii) 186,315 shares held by LV(A) LP; (iii) 1,318,409 shares held by LV II LP; and (iv) 78,326 shares held by LV II(A) LP. LSV Associates serves as the general partner of each of LV LP and LV(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of each of LSV Associates and LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

CUSIP No. 00166B105
1.	Names of Reporting Persons Henry A. Plain, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,949,580 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,949,580 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,949,580 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of: (i) 1,366,530 shares held by LV LP; (ii) 186,315 shares held by LV(A) LP; (iii) 1,318,409 shares held by LV II LP; and (iv) 78,326 shares held by LV II(A) LP. LSV Associates serves as the general partner of each of LV LP and LV(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of each of LSV Associates and LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on December 20, 2023 (as amended, the “Original Schedule 13D”) filed on behalf of Lightstone Ventures, L.P. (“LV LP”), Lightstone Ventures (A), L.P. (“LV(A) LP”), LSV Associates, LLC (“LSV Associates”), Lightstone Ventures II, LP (“LV II LP”), Lightstone Ventures II (A), LP (“LV II(A) LP” and together with LV LP, LV(A) LP and LV II LP, the “LV Funds”) and LSV Associates II, LLC (“LSV Associates II,” together with LV LP, LV(A) LP, LSV Associates, LV II LP and LV II(A) LP, the “LV Entities”), Michael A. Carusi, Jean M. George and Henry A. Plain, Jr., together with the LV Entities, Messrs. Carusi and Plain, and Ms. George, collectively the “Reporting Persons”), relates to the common stock, par value $0.001 per share (“Common Stock”) of ALX Oncology Holdings Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report open market sales of Common Stock. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Item 5 and Schedule A below.

Items 5 of the Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)– (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of February 12, 2024:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
LV LP	1,366,530	1,366,530	0	1,366,530	0	1,366,530	2.7%
LV(A) LP	186,315	186,315	0	186,315	0	186,315	0.4%
LSV Associates (2)	0	1,552,845	0	1,552,845	0	1,552,845	3.1%
LV II LP	1,318,409	1,318,409	0	1,318,409	0	1,318,409	2.6%
LV II(A) LP	78,326	78,326	0	78,326	0	78,326	0.2%
LSV Associates II (2)	0	1,396,735	0	1,396,735	0	1,396,735	2.8%
Michael A. Carusi	0	0	2,949,580	0	2,949,580	2,949,580	5.9%
Jean M. George	0	0	2,949,580	0	2,949,580	2,949,580	5.9%
Henry A. Plain, Jr.	0	0	2,949,580	0	2,949,580	2,949,580	5.9%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	LSV Associates serves as the general partner of each of LV LP and LV(A) LP. LSV Associates II serves as the general partner of each of LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George, the individual managing directors of each of LSV Associates and LSV Associates II, share voting and dispositive power with respect to the shares held of record by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP, and may be deemed to own beneficially the shares held by each of LV LP, LV(A) LP, LV II LP and LV II(A) LP. Messrs. Carusi and Plain, and Ms. George own no securities of the Issuer directly as of the date of this filing.

(3)	This percentage is calculated based upon 49,818,812 shares of Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023.

(c)

The transactions in the Issuer’s Common Stock by the Reporting Persons since December 13, 2023 (the date as of which the information was presented in Amendment No. 1) are set forth on Schedule A and are incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Lightstone Ventures, L.P.		Lightstone Ventures II, L.P.

By:	LSV Associates, LLC	By:	LSV Associates II, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

Lightstone Ventures (A), L.P.		Lightstone Ventures II (A), L.P.

By:	LSV Associates, LLC	By:	LSV Associates II, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

LSV Associates, LLC		LSV Associates II, LLC

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Common Stock Since December 13, 2023

Date of Sale	Reporting Person	Amount of Securities Sold	Weighted Average Price ($)	Low Price ($)	High Price ($)
12/14/2023	LV LP	20,802	$13.25	$12.83	$13.75
12/14/2023	LV(A) LP	2,836	$13.25	$12.83	$13.75
12/14/2023	LV II LP	20,069	$13.25	$12.83	$13.75
12/14/2023	LV II(A) LP	1,193	$13.25	$12.83	$13.75
12/15/2023	LV LP	214,091	$13.66	$13.39	$14.16
12/15/2023	LV(A) LP	29,190	$13.66	$13.39	$14.16
12/15/2023	LV II LP	206,552	$13.66	$13.39	$14.16
12/15/2023	LV II(A) LP	12,271	$13.66	$13.39	$14.16
12/18/2023	LV LP	83,539	$13.46	$13.07	$13.74
12/18/2023	LV(A) LP	11,390	$13.46	$13.07	$13.74
12/18/2023	LV II LP	80,597	$13.46	$13.07	$13.74
12/18/2023	LV II(A) LP	4,789	$13.46	$13.07	$13.74
12/19/2023	LV LP	33,609	$13.89	$13.67	$13.99
12/19/2023	LV(A) LP	4,582	$13.89	$13.67	$13.99
12/19/2023	LV II LP	32,425	$13.89	$13.67	$13.99
12/19/2023	LV II(A) LP	1,926	$13.89	$13.67	$13.99
12/20/2023	LV LP	14,200	$13.67	$13.15	$13.99
12/20/2023	LV(A) LP	1,936	$13.67	$13.15	$13.99
12/20/2023	LV II LP	13,700	$13.67	$13.15	$13.99
12/20/2023	LV II(A) LP	814	$13.67	$13.15	$13.99
12/21/2023	LV LP	10,768	$13.10	$12.95	$13.77
12/21/2023	LV(A) LP	1,468	$13.10	$12.95	$13.77
12/21/2023	LV II LP	10,389	$13.10	$12.95	$13.77
12/21/2023	LV II(A) LP	617	$13.10	$12.95	$13.77
12/22/2023	LV LP	45,348	$15.21	$15.00	$15.39
12/22/2023	LV(A) LP	6,183	$15.21	$15.00	$15.39
12/22/2023	LV II LP	43,751	$15.21	$15.00	$15.39
12/22/2023	LV II(A) LP	2,600	$15.21	$15.00	$15.39
12/26/2023	LV LP	21,669	$15.15	$15.00	$15.44
12/26/2023	LV(A) LP	2,954	$15.15	$15.00	$15.44
12/26/2023	LV II LP	20,906	$15.15	$15.00	$15.44
12/26/2023	LV II(A) LP	1,242	$15.15	$15.00	$15.44
12/27/2023	LV LP	16,353	$15.18	$15.00	$15.25
12/27/2023	LV(A) LP	2,230	$15.18	$15.00	$15.25
12/27/2023	LV II LP	15,777	$15.18	$15.00	$15.25
12/27/2023	LV II(A) LP	936	$15.18	$15.00	$15.25
12/28/2023	LV LP	24,027	$15.42	$15.00	$15.84

12/28/2023	LV(A) LP	3,276	$15.42	$15.00	$15.84
12/28/2023	LV II LP	23,180	$15.42	$15.00	$15.84
12/28/2023	LV II(A) LP	1,377	$15.42	$15.00	$15.84
12/29/2023	LV LP	4,651	$15.06	$15.00	$15.24
12/29/2023	LV(A) LP	634	$15.06	$15.00	$15.24
12/29/2023	LV II LP	4,488	$15.06	$15.00	$15.24
12/29/2023	LV II(A) LP	267	$15.06	$15.00	$15.24
01/02/2024	LV LP	4,142	$15.10	$15.00	$15.28
01/02/2024	LV(A) LP	565	$15.10	$15.00	$15.28
01/02/2024	LV II LP	3,996	$15.10	$15.00	$15.28
01/02/2024	LV II(A) LP	238	$15.10	$15.00	$15.28
01/25/2024	LV LP	139	$15.02	$15.00	$15.05
01/25/2024	LV(A) LP	19	$15.02	$15.00	$15.05
01/25/2024	LV II LP	134	$15.02	$15.00	$15.05
01/25/2024	LV II(A) LP	8	$15.02	$15.00	$15.05
01/29/2024	LV LP	2,866	$15.09	$15.00	$15.16
01/29/2024	LV(A) LP	391	$15.09	$15.00	$15.16
01/29/2024	LV II LP	2,765	$15.09	$15.00	$15.16
01/29/2024	LV II(A) LP	164	$15.09	$15.00	$15.16
02/01/2024	LV LP	10,793	$15.06	$15.00	$15.16
02/01/2024	LV(A) LP	1,472	$15.06	$15.00	$15.16
02/01/2024	LV II LP	10,413	$15.06	$15.00	$15.16
02/01/2024	LV II(A) LP	619	$15.06	$15.00	$15.16
02/05/2024	LV LP	53,051	$15.59	$15.03	$15.78
02/05/2024	LV(A) LP	7,233	$15.59	$15.03	$15.78
02/05/2024	LV II LP	51,183	$15.59	$15.03	$15.78
02/05/2024	LV II(A) LP	3,041	$15.59	$15.03	$15.78
02/06/2024	LV LP	16,811	$15.54	$15.07	$15.95
02/06/2024	LV(A) LP	2,292	$15.54	$15.07	$15.95
02/06/2024	LV II LP	16,219	$15.54	$15.07	$15.95
02/06/2024	LV II(A) LP	963	$15.54	$15.07	$15.95
02/07/2024	LV LP	4,822	$15.05	$15.00	$15.67
02/07/2024	LV(A) LP	657	$15.05	$15.00	$15.67
02/07/2024	LV II LP	4,652	$15.05	$15.00	$15.67
02/07/2024	LV II(A) LP	276	$15.05	$15.00	$15.67
02/08/2024	LV LP	232	$15.03	$15.00	$15.06
02/08/2024	LV(A) LP	32	$15.03	$15.00	$15.06
02/08/2024	LV II LP	223	$15.03	$15.00	$15.06
02/08/2024	LV II(A) LP	13	$15.03	$15.00	$15.06
02/12/2024	LV LP	1,561	$15.00	$15.00	$15.00
02/12/2024	LV(A) LP	213	$15.00	$15.00	$15.00
02/12/2024	LV II LP	1,506	$15.00	$15.00	$15.00
02/12/2024	LV II(A) LP	89	$15.00	$15.00	$15.00

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of ALX Oncology Holdings Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 14, 2024

Lightstone Ventures, L.P.		Lightstone Ventures II, L.P.

By:	LSV Associates, LLC	By:	LSV Associates II, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

Lightstone Ventures (A), L.P.		Lightstone Ventures II (A), L.P.

By:	LSV Associates, LLC	By:	LSV Associates II, LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

LSV Associates, LLC		LSV Associates II, LLC

By:	/s/ Travis Boettner	By:	/s/ Travis Boettner
	Travis Boettner, Attorney-in-Fact		Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.